Material Fact October | 2026

Azul Updates the Market on the Antitrust Approval of American Airlines’ Investment in the Company

São Paulo, October 7, 2026 – Azul S.A. (B3: AZUL3, NYSE: AZUL) (“Azul” or “Company”), in compliance with the Brazilian Securities Commission (Comissão de Valores Mobiliários - “CVM”) Resolution No. 44, dated August 23, 2021, as amended, and Article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, as amended, hereby informs its shareholders and the market that on the date hereof, the Tribunal of the Administrative Council for Economic Defense (“CADE”) has unanimously approved the investment of US$100 million by American Airlines (“American”) in the Company, to be implemented through the exercise of subscription warrants, of which 3,958,429,263,261 Series 1 warrants (AZUL11) and 5,449,247 Series 4 warrants (AZUL19). As a result of such investment, American is expected to hold approximately 8% of the Company´s total and voting capital.

The approval by CADE´s tribunal is expected to be published over the coming days, including the respective Merger Control Agreement, followed by the implementation of certain commercial agreements between American and Azul which were also subject of the CADE approval.

Azul will keep its shareholders and the market duly informed of any material developments related to the matters addressed in this Material Fact, in accordance with applicable laws and regulations.

About Azul
Azul S.A. (B3: AZUL3; NYSE: AZUL) is the largest airline in Brazil by number of cities served, operating approximately 800 daily flights to more than 130 destinations. With an operating fleet of over 150 aircraft and more than 14,000 Crewmembers, Azul offers more than 250 direct routes. In 2020, Azul was named the World’s Best Airline by the TripAdvisor Travelers’ Choice awards, becoming the first Brazilian company to receive this recognition. For more information, visit https://ri.voeazul.com.br/.

Contact
Investor Relations                          Press Relations
Tel: +55 11 4831 2880                      Tel: +55 11 98196-1035
invest@voeazul.com.br imprensa@voeazul.com.br

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